# Fax

RECEIVED
2009 MAY 22 P 2:35

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

To:

Attn: SEC Release

Fax: +12027729207

Date: 22.05.2009

From: Liberty International PLC

Headline: GBP240m 3.95 per cent. Convertible Bonds due 2010 - Adjustment to Conversion Price

SUPPL

09046245

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

GBP240m 3.95 per cent. Convertible Bonds due 2010 - Adjustment to Conversion Price

Liberty International PLC

22 May 2009

LIBERTY INTERNATIONAL PLC (the "Issuer")

£240,000,000 3.95 per cent. Convertible Bonds due 2010

of which £79,244,000 is currently outstanding (the "Bonds")

(ISIN: XS0176967262; Common Code: 017696726)

In accordance with the terms and conditions of the Bonds (the "Conditions"), as set out in the Offering Circular dated 13 October 2003 relating to the Bonds, notice is hereby given to Bondholders pursuant to Condition 5(k) that in connection with the pricing details of the Firm Placing and Placing and Open Offer announced by the Issuer on 28 April 2009, the Conversion Price of the Bonds will be adjusted pursuant to Condition 5(b) from £8 per Ordinary Share to £7.16 per Ordinary Share with effect from 28 May 2009. If Bondholders were to exercise Conversion Rights prior to the date of such adjustment they would pay a Conversion Price of £8 per Ordinary Share.

Words and expressions defined in the Conditions shall have the same meaning when used in this announcement.

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# Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

To:

Attn: SEC Release

Fax: +12027729207

Date: 22.05.2009

From: Liberty International PLC

Headline: Result of EGM

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Result of EGM

22 May 2009
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN.
LIBERTY INTERNATIONAL PLC

RESULTS OF EXTRAORDINARY GENERAL MEETING

Liberty International PLC announces that at its Extraordinary General Meeting held on 22 May 2009 a Special Resolution in relation to the approval of the Firm Placing and Placing and Open Offer, as outlined in the circular to shareholders dated 29 April 2009, was duly passed by vote on a show of hands.

Patrick Burgess, Chairman of Liberty International, commented as follows:

"We are delighted with the strong support from our existing shareholders reflected both in today's emphatic vote in favour of the £620 million capital raising and in the 77 per cent take-up of the Open Offer by existing shareholders.

We also welcome the placees as new shareholders and, with our enlarged capital base, look forward with confidence to addressing the current challenging property and economic market conditions."

For information, the following proxy votes were received prior to the meeting:

| Votes For | Percentage of votes cast | Votes Against | Votes Withheld |
|---|---|---|---|
| 206,446,142 | 97.56% | 5,172,884 | 3,979,218 |

Notes
1. Any proxy appointments which gave discretion to the Chairman have been included in the 'for' total.

2. A 'vote withheld' is not a vote in law and is not counted in the calculation of the proportion of the votes for or against a resolution.

The voting figures will be displayed shortly on the Company's corporate website www.liberty-international.co.uk

The Firm Placing and Placing and Open Offer remains conditional upon admission of the new shares to the London Stock Exchange which is expected to occur at 8.00 a.m. on 28 May 2009. The listing of the shares on the Johannesburg Stock Exchange is expected to occur at 9.00 a.m. (South African time) on 28 May 2009.

In accordance with paragraph 9.6.2 of the Listing Rules, two copies of the resolution passed at the meeting have been submitted to the UK

Listing Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Telephone: 020 7066 8333

All terms used in this announcement are defined in the Prospectus published by the Company on 29 April 2009 which is available from the Company's registered office and on its website at www.liberty-international.co.uk

Press enquiries:
Susan Folger, Company Secretary
Telephone +44 207 887 7073

This announcement shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The distribution or transmission of this announcement to persons located or resident in, or who are citizens of, or who have a registered address other than, the United Kingdom may be affected by the laws of the relevant jurisdictions. Any failure to comply with such laws may constitute a violation of the securities laws of any such jurisdiction.

The Firm Placing and Placing and Open Offer was not made, directly or indirectly, in the United States, Australia, Canada or Japan (the 'Excluded Territories', and each an 'Excluded Territory') unless by means of lawful prior registration or qualification under the applicable laws of the Excluded Territory, or under an exemption from such requirements. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from any Excluded Territories into which the same would be unlawful. Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Excluded Territories, and so doing may render any purported acceptance of the Firm Placing and Placing and Open Offer invalid.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The new ordinary shares have not been, and will not be, registered under US Securities Act of 1933, as amended (the 'Securities Act').

The securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of the securities in the United States.

Neither the content of Liberty International's website nor any website accessible by hyperlinks on Liberty International's website is incorporated in, or forms part of, this announcement.

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